UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                  eSpeed, Inc.
                                  ------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                    296643109
                                    ---------
                                 (CUSIP Number)

                                  May 18, 2006
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------

CUSIP No.  296643109                 13G                   Page  2 of  12 Pages
------------------------------                             ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jay Goldman Asset Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             561,438
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            561,438
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           561,438
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

------------------------------                             ---------------------

CUSIP No.  296643109                 13G                   Page  3 of  12 Pages
------------------------------                             ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jay Goldman Capital Advisors, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             221,641
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            221,641
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           221,641
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

------------------------------                             ---------------------

CUSIP No.  296643109                 13G                   Page  4 of  12 Pages
------------------------------                             ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jay G. Goldman
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            50,000
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             783,079
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                50,000
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            783,079
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           833,079
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

------------------------------                             ---------------------

CUSIP No.  296643109                 13G                   Page  5 of  12 Pages
------------------------------                             ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Newberg Family Trust u/d/t  12/18/90
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           California
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             658,551
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            658,551
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           658,551
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

------------------------------                             ---------------------

CUSIP No.  296643109                 13G                   Page  6 of  12 Pages
------------------------------                             ---------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bruce Newberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             658,551
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            658,551
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           658,551
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of eSpeed, Inc., a corporation organized under the laws of the State of Delaware.

Item 1(a): Name of Issuer:
---------  --------------

     The name of the issuer is eSpeed, Inc. (the "Company").

Item 1(b): Address of Issuer's Principal Executive Offices:
---------  -----------------------------------------------

         The Company's principal executive office is located at 110 East 59th Street, New York, New York.

Item 2(a): Name of Person Filing:
---------  ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Jay Goldman Asset Management, L.L.C., a Delaware limited liability company ("JGAM"), which serves as the investment adviser to an investment fund (the "JGAM Fund"), with respect to shares of Common Stock directly beneficially owned by the JGAM Fund (collectively, the "JGAM Shares");

     2. J. Goldman Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which serves as the management company of several investment funds (such funds, collectively, the "Capital Advisors Funds"), with respect to shares of Common Stock directly beneficially owned by the Capital Advisors Funds (collectively, the "Capital Advisors Shares");

     3. Mr. Jay G. Goldman ("Mr. Goldman"), who serves as the manager of JGAM and president of the general partner of Capital Advisors, with respect to the JGAM Shares, the Capital Advisors Shares and shares of Common Stock directly beneficially owned by the children of Mr. Goldman;

     4. Newberg Family Trust u/d/t 12/18/90 (the "Newberg Family Trust"), with respect to the shares of Common Stock directly beneficially owned by it (the "Newberg Shares"); and

     5. Bruce L. Newberg ("Mr. Newberg"), as Trustee of the Newberg Family Trust, with respect to the Newberg Shares.

     JGAM may be deemed to beneficially own the JGAM Shares by virtue of its position as investment adviser of the JGAM Fund. Capital Advisors may be deemed to beneficially own the Capital Advisors Shares by virtue of its position as management company of the Capital Advisors Funds. Mr. Goldman may be deemed to beneficially own the JGAM Shares and the Capital Advisors Shares by virtue of his position as manager of JGAM and as president of the general partner of Capital Advisors. JGAM, Capital Advisors and Mr.

Goldman are hereinafter sometimes collectively referred to as the "Jay Goldman Reporting Persons."

     Mr. Newberg may be deemed to beneficially own the Newberg Shares by virtue of his position as Trustee of the Newberg Family Trust.

Item 2(b): Address of Principal Business Office or, if None, Residence:
---------  -----------------------------------------------------------

     The address of the principal business office of JGAM, Capital Advisors and Mr. Goldman is c/o J. Goldman & CO. LP, 152 West 57th Street, New York, New York 10019.

     The address of the principal business office of the Newberg Family Trust and Mr. Newberg is 11601 Wilshire Boulevard, Los Angeles, California 90025.


Item 2(c): Citizenship:
---------  -----------

     JGAM and Capital Advisors are organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America.

     The Newberg Family Trust is organized under the laws of the State of California. Mr. Newberg is a citizen of the United States of America.


Item 2(d): Title of Class of Securities:
---------  ----------------------------

     Class A common stock, par value $0.01 (the "Common Stock").


Item 2(e): CUSIP Number:
---------  ------------

     296643109


Item 3:    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------     -----------------------------------------------------------------
           or (c), check whether the person filing is a:
           --------------------------------------------

     (a)  [ ] Broker or dealer registered under Section 15 of the Act,
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
              (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:    Ownership:
------     ---------

     A. JGAM
        ----

     (a) Amount beneficially owned: 561,438 shares of Common Stock, consisting of 546,438 shares of Common Stock held by the JGAM fund and 15,000 shares of Common Stock issuable upon exercise of options held by the JGAM fund.
     (b) Percent of class: 1.9%. This percentage is based upon a total of 28,988,288 shares of Common Stock issued and outstanding as of May 4, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 (the "Reported Share Number").
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 561,438
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 561,438

     B. Capital Advisors
        ----------------

     (a) Amount beneficially owned: 221,641 shares of Common Stock.
     (b) Percent of class: 0.8%. This percentage is based upon the Reported Share Number.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 221,641
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 221,641

C. Mr. Goldman
   -----------

     (a) Amount beneficially owned: 833,079 shares of Common Stock, consisting of 546,438 shares of Common Stock held by the JGAM fund, 15,000 shares of Common Stock issuable upon exercise of options held by the JGAM fund, 221,641 shares of Common Stock held by the Capital Advisors Funds and 50,000 shares of Common Stock held by the children of Mr. Goldman.
     (b) Percent of class: 2.9%. This percentage is based upon the Reported Share Number.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 50,000

          (ii)  Shared power to vote or direct the vote: 783,079
          (iii) Sole power to dispose or direct the disposition: 50,000
          (iv)  Shared power to dispose or direct the disposition: 783,079

D. Newberg Family Trust
   --------------------

     (a) Amount beneficially owned: 658,551 shares of Common Stock.
     (b) Percent of class: 2.3%. This percentage is based upon the Reported Share Number.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 658,551
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 658,551

E. Mr. Newberg
   -----------

     (a) Amount beneficially owned: 658,551 shares of Common Stock.
     (b) Percent of class: 2.3%. This percentage is based upon the Reported Share Number.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 658,551
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 658,551

     By virtue of the relationships among the Jay Goldman Reporting Persons, Mr. Newberg and the Newberg Family Trust, the Jay Goldman Reporting Persons, Mr. Newberg and the Newberg Family Trust may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act. The Jay Goldman Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned Mr. Newberg or the Newberg Family Trust. Mr. Newberg and the Newberg Family Trust expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Jay Goldman Reporting Persons. JGAM and Capital Advisors expressly disclaim beneficial ownership of the 50,000 shares of Common Stock owned by the children of Mr. Goldman.

Item 5:    Ownership of Five Percent or Less of a Class:
------     --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:    Ownership of More than Five Percent on Behalf of Another Person:
------     ---------------------------------------------------------------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.


Item 7:    Identification and Classification of the Subsidiary Which Acquired
------     ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           ------------------------------------------------------------

     Not applicable.


Item 8:    Identification and Classification of Members of the Group:
------     ---------------------------------------------------------

     Not applicable.


Item 9:    Notice of Dissolution of Group:
------     ------------------------------

     Not applicable.


Item 10:   Certification:
-------    -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 30, 2006

                                      JAY GOLDMAN ASSET MANAGEMENT, L.L.C.

                                      By:  /s/ Jay G. Goldman
                                           -------------------------------------
                                           Name:   Jay G. Goldman
                                           Title:  Manager


                                      J. GOLDMAN CAPITAL ADVISORS, L.P.

                                      By:  J. Goldman Capital Management, Inc.,
                                           its general partner

                                           By:  /s/ Jay G. Goldman
                                                --------------------------------
                                                Name:  Jay G. Goldman
                                                Title: President


                                      JAY G. GOLDMAN

                                      /s/ Jay G. Goldman
                                      ------------------------------------------
                                      Jay G. Goldman



                                      NEWBERG FAMILY TRUST u/d/t 12/18/90

                                      By:  /s/ Bruce L. Newberg
                                           -------------------------------------
                                           Name:  Bruce L. Newberg
                                           Title: Trustee



                                      BRUCE L. NEWBERG

                                      /s/ Bruce L. Newberg
                                      ------------------------------------------
                                      Bruce L. Newberg




          [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO ESPEED, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Jay Goldman Asset Management,
              L.L.C., J. Goldman Capital Advisors, L.P., Jay G. Goldman, Newberg Family Trust u/d/t 12/18/90 and Bruce L. Newberg, dated
              May 30, 2006.